# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TDH HOLDINGS, INC., CIK 0001684425
CUSIP: G87084110
Title of class of securities: Common Shares
Address of issuer's principal executive offices: c/o Beijing Wenxin Co., Ltd., Room 1104,, 9 East Third Ring Middle Road, Chaoyang, Beijing, China (F4), 100020
Date of event which requires filing of this statement: 11/24/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001942139

## Reporting persons
- Liping Gao: citizenship or place of organization: China (F4); sole voting power 492,000; shared voting power 0; sole dispositive power 492,000; shared dispositive power 0; aggregate amount beneficially owned 492,000 (4.76% of the class)

## Item 1. Issuer
Name of issuer: TDH HOLDINGS, INC.
Address of issuer's principal executive offices: c/o Beijing Wenxin Co., Ltd., Room 1104, Full Tower, 9 East Third Ring Middle Road, Chaoyang District. Beijing, People's Republic of China 100020

## Item 2. Person Filing
Name of person filing: Liping Gao
Address of principal business office or, if none, residence: F152, Zuan Shi Shan Qu, Dong Fang Xia Wei Yi, Yanjiao, Hebei, 065201 China
Citizenship: The reporting person is an individual of People's Republic of China.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 492,000
Percent of class: 4.76%
Sole power to vote or to direct the vote: 492,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 492,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Liping Gao: /s/ Liping Gao, Liping Gao/Individual (11/24/2025)